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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                              COLUMBIA ENERGY GROUP
                            (NAME OF SUBJECT COMPANY)


                              COLUMBIA ENERGY GROUP
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, PAR VALUE $0.01
                         (TITLE OF CLASS OF SECURITIES)

                                    197648108
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              MICHAEL W. O'DONNELL
                SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                              COLUMBIA ENERGY GROUP
                            13880 DULLES CORNER LANE
                             HERNDON, VIRGINIA 20171
                                 (703) 561-6000
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
         AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                             NEIL T. ANDERSON, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

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         This     Amendment    No.    4    amends    and     supplements     the
Solicitation/Recommendation   Statement   on  Schedule   14D-9  filed  with  the
Securities and Exchange Commission on July 6, 1999, and as subsequently amended July 6, 1999, July 9, 1999 and July 12, 1999 (as so amended, the "Schedule 14D-9"), by Columbia Energy Group, a Delaware corporation (the "Company"), relating to the tender offer by NiSource Inc., an Indiana corporation, to purchase for cash through its wholly-owned subsidiary, CEG Acquisition Corp., a Delaware corporation, all of the outstanding common shares, par value $0.01 per share, of the Company (the "NiSource Tender Offer"). Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

ITEM 3.  IDENTITY AND BACKGROUND.

         Item  3(b)(1)  is  hereby   supplemented  and  amended  by  adding  the
following:

         At a special meeting of the Board of Directors of the Company (the "Board") held on July 14, 1999, after consideration of the potentially destabilizing effects of the pendency of the NiSource Tender Offer on the morale and retention of Company employees, the Board authorized (i) a form of amendment to employment agreements for each of Oliver G. Richard III, Peter M. Schwolsky and Catherine G. Abbott ("Employment Agreement Amendments") in substantially the form of Exhibit (c)(7) hereto; (ii) a form of change in control agreement for 8 key executives of the Company ("Key Executive Agreements") in substantially the form of Exhibit (c)(8) hereto; and (iii) a form of change in control agreement for 19 additional key management personnel of the Company ("Key Management Agreements") in substantially the form of Exhibit (c)(9) hereto.

         Pursuant to the terms of the Employment Agreement Amendments, if the executive covered by the agreement (the "Executive") (a) terminates his/her employment as a result of the occurrence of a Change in Control, provided that the executive gives 90-day notice of such termination within 180 days of the Change in Control; (b) terminates his/her employment for Good Reason during the period beginning on the date of the occurrence of a Change in Control and ending 36 full calendar months following such date (the "Coverage Period") ; or (c) has his/her employment terminated by the Company without cause (as defined in the Employment Agreement Amendments) during the Coverage Period, the Company will pay to the Executive in cash the following amounts: (i) accrued but unpaid salary and accrued but unused vacation; (ii) an amount equal to three times the sum of (x) the Executive's base salary at the time of the Change in Control, or, if greater, at the time of termination of employment, plus (y) the target level of incentive compensation under the Company's Annual Incentive Compensation Plan or any other short term or cash bonus incentive plans that the Executive had the opportunity to earn in the year in which the Change in Control Occurred, or, if greater, the incentive compensation for the year in which the Change in Control occurred, (iii) a prorated portion of the incentive compensation that the Executive could have received in the year during which his/her employment is terminated; (iv) an amount equal to the excess of (A) the lump-sum actuarial equivalent of the benefits under the Company's (or, for Messrs. Richard and Schwolsky, if greater under their previous employer's) qualified defined benefit retirement plan and the Company's (or, for Messrs. Richard and Schwolsky, if greater under their previous employer's) non-qualified



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supplemental  retirement plans that the Executive would have received if his/her employment had continued for three years following the date of employment termination (the "Severance Period") based on certain assumptions regarding service and compensation, over (B) the lump-sum actuarial equivalent of the Executive's actual accrued benefit under the qualified defined benefit plan and any supplemental retirement plans as of the date of termination; and (v) an amount equal to the sum of the additional contributions that would have been made or credited during the Severance Period by the Company to the Executive's
account(s)   under  each   qualified   defined   contribution   plan,  and  each
non-qualified supplemental executive savings plan had the Executive's employment continued through the Severance Period.

         In addition, the Executive shall be entitled to the following benefits:
(i) all unexpired and unexercised stock options and value sharing rights previously awarded to the Executive shall become immediately vested and exercisable, and restrictions on all restricted stock beneficially owned by the Executive shall lapse immediately; (ii) certain outplacement services; and (iii) for a period of 36 months from the month of termination of employment, the Executive and his/her covered dependents shall be entitled to all health, welfare, and fringe benefits provided by the Company at the same level of benefits and at the same dollar cost to the Executive as is available generally to comparable employees of the Company.

         If the aggregate payments and benefits provided to the Executive pursuant to the Employment Agreement Amendments and any other payments and benefits provided to the Executive which constitute "parachute payments" as defined in Section 280G of the Code ("Parachute Payments") would be subject to the excise tax imposed by Section 4999 of the Code, then the Executive shall receive an additional payment (a "Gross-Up Payment") in an amount such that after payment by the Executive of all taxes imposed upon the Gross-Up Payment and any interest or penalties imposed with respect to such taxes, the Executive retains from the Gross-Up Payment an amount equal to the Excise Tax imposed upon the payments and benefits.

         Generally, the Key Executive Agreements provide each key executive covered by the agreement (each, a "Key Executive") with benefits similar to those provided pursuant to the terms of the Employment Agreement Amendments, except that benefits under the Key Executive Agreements do not become payable by the Company upon a voluntary termination (or termination without Good Reason) of employment by the Key Executive after the occurrence of a Change of Control.

         The Key Management Agreements provide each other key executive or manager covered by the agreement (each, a "Key Manager") with benefits similar to those provided pursuant to the terms of the Key Executive Agreements, except that: (i) the Coverage Period is limited to 24 months; (ii) the lump-sum cash severance benefit is an amount equal to two times the Key Manager's base salary and target incentive compensation; (ii) the Severance Period used to calculate certain benefits is limited to two years after the date of termination; (iii) the period for health, welfare and fringe benefit coverage is limited to 24 months after the month in which termination of employment occurred; and (iv) the Key Manager is not entitled to



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receive a Gross-Up Payment; instead, Parachute Payments are to be reduced to the extent necessary so that no portion thereof is subject to Excise Tax.

         "Change of Control" in each of the Employment Agreement Amendments, Key Executive Agreements and Key Management Agreements is defined as (i) any person (as such term is used in Section 13(d) of the Securities Exchange Act of 1934 (the "Act")), excluding a corporation or other entity owned by all or substantially all of the stockholders of the Company immediately prior to the transaction in substantially the same proportions as their ownership of stock of the Company ("Person"), is the beneficial owner, directly or indirectly, of 25% or more of the outstanding stock of the Company requiring the filing of a report with the Securities and Exchange Commission under Section 13(d) of the Act; (ii) a recommendation by the Board of approval of a purchase by any Person of shares pursuant to a tender or exchange offer to acquire stock of the Company for cash, securities or any other consideration, provided, that, pursuant to the terms of the proposed tender or exchange offer, such Person intends to become the beneficial owner (as defined in Rule 13d-3 under the Act), directly or indirectly, of 25% or more of the outstanding stock of the Company (calculated as provided in Paragraph (d) of Rule 13d-3 under the Act in the case of rights to acquire stock); (iii) the approval of the shareholders of the Company of a merger, consolidation, liquidation or dissolution of the Company, or the sale of all or substantially all of the assets of the Company (a "Business Combination"), unless, following such Business Combination, all or substantially all of the stockholders of the Company immediately prior to such Business
Combination beneficially own, directly or indirectly, more than 60% of, respectively, both the outstanding shares of common stock and the combined voting power of the outstanding voting securities entitled to vote generally in the election of directors of the corporation resulting from such Business Combination; or (iv) during any period of 24 consecutive months, individuals who at the beginning of such period constitute the Board and any new directors whose election by the Board or nomination for election by the Company's shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board.

         "Good Reason" in each of the Employment Agreement Amendments, Key Executive Agreements and Key Management Agreements is defined to cover the following events, provided that the executive gives proper notice to the
Company: (i) the Company or an affiliate of the Company requiring the executive to be based at any office or location more than 50 miles from the executive's current principal office and/or the Company requires the executive to travel on Company business to a substantially greater extent than was required of the executive immediately prior to the date of Change in Control; (ii) a reduction which is more than de minimis in (A) the executive's annual rate of base salary or the incentive compensation opportunities, or (B) the long-term incentive compensation the executive has the opportunity to earn, determined in the aggregate if multiple long-term incentive opportunities exist; (iii) failure of the Company to continue in effect any employee benefit plan, policy or arrangement, including,




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but not limited to, any retirement,  401(k) life, medical,  dental,  disability, accidental death or travel insurance plan, policy or arrangement in which the executive was participating immediately prior to the Change in Control, unless
the  Company   provides  the  executive  with  a  plan  or  plans  that  provide substantially similar benefits, (iv) the Company failing to require a successor entity to assume and agree to perform the Company's obligations pursuant to the Agreement, or, with respect to the Key Executive Agreements and the Employment Agreement Amendments only, (v) a reduction in the level of the executive's positions or titles as in effect immediately prior to the Change in Control, or any action by the Company, or any successor thereto, which results in a material reduction in the executive's authority, duties or responsibilities, or with respect to the Employment Agreement Amendments only, or (vi) the Company giving notice to the Executive that the term of such Executive's employment agreement,
as  amended  by  the  Employment  Agreement   Amendments,   will  no  longer  be
automatically extended.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

         Item 6(a) is hereby supplemented and amended by adding the following:

         At a special meeting of the Board held on July 14, 1999, the Board authorized a $400 million increase in the Company's open market share repurchase program, bringing the total current amount available under the program to approximately $420 million. The Board authorized the repurchases to take place through July 14, 2000. The Board considers the Company's stock a good long-term investment and determined that the increase in the authorized amount of share repurchases would provide additional liquidity and some immediate value for those shareholders interested in cash, while enabling long-term shareholders to increase their proportionate interest in the Company's equity and therefore in the Company's earnings and assets.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

         Item 7(a-b) is hereby supplemented and amended by adding the following:

         Disclosure with respect to amendments to the Company's open market share repurchase program is set forth in Item 6(a) of this Amendment No. 4 and is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 is hereby supplemented and amended by adding the following:

         Exhibit (a)(8)  Text of Press Release, dated July 15, 1999.

         Exhibit (c)(7)  Form of Amendment to Employment Agreement for Oliver
                         G. Richard III, Peter M. Schwolsky and Catherine G. Abbott.


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                 (c)(8)  Form of Change in Control Agreement for Certain Key
                         Executives.

                 (c)(9) Form of Change in Control Agreement for Certain Other Executives and Key Managers.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                COLUMBIA ENERGY GROUP




                                By:  /s/ Michael W. O'Donnell
                                   -------------------------------------
                                Name:  Michael W. O'Donnell
                                Title: Senior Vice President and Chief Financial
                                       Officer


Dated:  July 15, 1999








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                                  Exhibit List


Exhibit (a)(8)      Text of Press Release, dated July 15, 1999.

Exhibit (c)(7)      Form of Amendment to Employment Agreement for Oliver
                    G. Richard III, Peter M. Schwolsky and Catherine G. Abbott.

        (c)(8)      Form of Change in Control Agreement for Certain Key
                    Executives.

        (c)(9) Form of Change in Control Agreement for Certain Other Executives and Key Managers.